Exhibit 23.1

Consent of Independent Auditors
We consent to the use of our report dated January 22, 2019 with respect to the consolidated balance sheets of ANR, Inc. and subsidiaries (the “Company” or the “Successor”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity (deficit), and cash flows for the year ended December 31, 2017 (Successor) and for the period from July 26, 2016 through December 31, 2016 (Successor) and the consolidated statements of operations, comprehensive income (loss), stockholders’ equity (deficit), and cash flows of the Company’s predecessor (Alpha Natural Resources, Inc. or the “Predecessor”) for the period from January 1, 2016 through July 25, 2016 (Predecessor) and for the year ended December 31, 2015 (Predecessor), and the related notes (collectively the “consolidated financial statements”), included herein.
Our report contains an explanatory paragraph that states the consolidated financial statements of the Company reflect the transactions that occurred effective July 26, 2016 in accordance with the Second Amended Joint Plan of Reorganization (POR) for the Predecessor. The POR provided for the formation of the Company and the sale of a number of the Predecessor’s assets to Contura Energy, Inc., which was a new entity established by the Predecessor’s former first lien lenders. The consolidated financial statements include all the adjustments necessary for the application of fresh start accounting to the successor entity.
/s/ KPMG LLP
Richmond, Virginia
January 22, 2019